Exhibit 99.1

Unofficial English Language Translation of Announcement Published in the
                Diario La Tercera in Chile on February 17, 2006

Corpbanca announces that at the Ordinary Shareholders' Meeting to be held on February 28, 2006, it will propose to distribute a dividend of Ch$26,316,409,816, which represents 50% of the net income for fiscal year 2005 which was Ch$52,632,819,632. If the dividend is approved, it will represent a dividend per share of Ch$0.115977665564424, which will be proposed to be paid at the end of the Meeting. The remaining net income will be applied to the reserve of retained net income to be distributed.

If approved, the dividend will be paid to those shareholders of record listed in the Shareholders' Registry as of the record date of February 22, 2006, i.e., to those shareholders listed at least five days prior to payment of the dividend.

In such event, dividends will be available to those shareholders entitled to payment until Friday, March 10, 2006, at the offices of Corpbanca, located at Calle Huerfanos 1072, Second Floor, in Santiago, or at the following regional branches:

Valparaiso          Arturo Prat 737
Chillan             Constitucion 550
Concepcion          Bernardo O'Higgins 612
Valdivia            Ramon Picarte 370
Osorno              Manuel Antonio Matta 624

Beginning on Monday, March 13, 2006, dividend payments will be made available to shareholders at the offices of DCV Registros S.A., located at Calle Huerfanos 770, 22nd Floor, Santiago.

Santiago, February 2006

                                                         Chief Executive Officer